Exhibit 99.5

Grupo Éxito Financial Results 1Q25 May 15, 2025 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.

2 Note on forward looking statements • T h i s d o c u m e n t c o n t a i n s c e r t a i n f o r w a r d - l oo k i n g s t a t e m e n t s b a s e d o n d a t a , a s s u m p t i o n s , a n d e s t i m a t e s , t h a t t h e C o m p a n y b e l i e v e s a r e r e a s o n a b l e ; h o w e v e r , i t i s n o t h i s t o r i c a l d a t a a n d s h o u l d n o t b e i n t e r p r e t e d a s g u a r a n t ee s o f i t s f u t u r e o c c u r e r n c e . T h e w o r d s “ a n t i c i p a t e s ” , “ b e l i e v e s ” , “ e s t i m a t e s ” , “ e x p e c t s ” , “ p l a n s ” a n d s i m i l a r e x p r e s i o s n s , a s t h e y r e l a t e t o t h e C o m p a n y , a r e i n t e n d e d t o i d e n t f y f o r w i ard - l o o k i n g s t a t e m e n t s . S t a t e m e n t s r e g a r d i n g t h e d e c l a r a t i o n o r p a y m e n t o f d i v i d e n d s , t h e i m p l e m e n t a t i o n o f p r i n c i p a l o p e r a t i n g a n d f i n a n c i n g s t r a t e g i e s a n d c a p i t a l e x p e n d i t u r e p l a n s , t h e d i r e c t i o n o f f u t u r e o p e r a t i o n s a n d t h e f a c t o r s o r t r e n d s a f e f c t i n g f i n a n c i a l c o n d i i o t n , l i q u i d i t y o r r e s u l t s o f o p e r a t i o n s , e x p e c t a t i o n s i n c o n n e c t i o n w i t h t h e c o m p a n y ’ s E S G p l a n s , i n i i a t i v t e s , p r o j e c t i o n s , go a l s , c o m m i t m e n t s , e x p e c t a t i o n s o r p r o s p e c t s , i n c l u d i n g E S G - r e l a t e d t a r g e t s a n d g o a l s , a r e e x a m p l e s o f f o r w a r d - l oo k i n g s t a t e m e n t s . A l t h o u g h t h e C o m p a n y ’ s m a n a g e m e n t b e l i e v e s t h a t t h e e x p e c t a t i o n s a n d a s u s m p t i o n s o n w h i c h s u c h f o r w a r d - l o o k i n g s t a t e m e n t s a r e b a s e d a r e r e a s o n a b l e , u n d u e r e l i a n c e s h o u l d n o t b e p l a c e d o n t h e forward - l oo k i n g s t a t e m e n t s . • G r u p o É x i t o o p e r a t e s i n a c o m p e t t i v i e a n d r a p i d l y c h a n g i n g e n v i r o n m e n t ; t h e r e f o r e, i t i s n o t a b l e t o p r e d i c t a l l t h e r i s k s , un c e r t a i n t i e s o r o t h e r f a c t o r s t h a t m a y a f e f c t i t s b u s i n e s s , t h e i r p o t e n t i a l i mp a c t o n i t s b u s i n e s , s o r t h e e x t e n t t o w h i c h t h e o c c u r e r n c e o f a r i s k o r a c o m b i n a t i o n o f r i s k s c o u l d h a v e r e s u l t s t h a t a r e s i g n i i c f a n t l y d i f e r e f n t f r o m t h o s e i n c l u d e d i n a n y f o r w a r d - l oo k i n g s t a t e m e n t . I m p o r t a n t f a c t o r s t h a t c o u l d c a u s e a c t u a l r e s u l t s t o d i f e f r m a t e r i a l y f r o l m t h o s e i n d i c a t e d b y s u c h f o r w a r d - l oo k i n g s t a t e m e n t s , o r t h a t c o u l d c o n t r i b u t e t o s u c h d i f e r e f n c e s , i n c l u d e , w i t h o u t l i m i t a t i o n , t h e r i s k s a n d u n c e r t a i n t i e s s e t f o r t h un d e r t h e s e c t i o n “ I t e m 3 . K e y I n f o r m a t i o n – D . R i s k F a c t o r s ” i n t h e C o m p a n y ’ s r e g i s t r a t i o n s t a t e m e n t o n F o r m 2 0 - F f l e i d w i t h t h e S ec u r i i e t s a n d E x c h a n g e C o m m i s i o s n o n A p r i l 3 0 , 2 02 5 . • T h e f o r w a r d - l oo k i n g s t a t e m e n t s c o n t a i n e d i n t h i s do c u m e n t a r e m a d e o n l y a s o f t h e d a t e h e r e o f . E x c e p t a s r e q u i r e d b y a n y a p l i c p a b l e l a w , r u l e s o r r e g u l a t i o n s , G r u p o É x i t o ex p r e s l y s d i s c l a i m s a n y o b l i g a t i o n o r un d e r t a k i n g t o p u b l i c l y r e l e a s e a n y u pd a t e s o f a n y f o r w a r d - l oo k i n g s t a t e m e n t s c o n t a i n e d i n t h i s p r e s s r e l e a s e t o r e f l e c t a n y c h a n g e i n i t s e x p e c t a t i o n s o r a n y c h a n g e i n e v e n t s , c o n d i i o t n s , o r c i r c u m s t a n c e s o n w h i c h a n y f o r w a r d - l o o k i n g s t a t e m e n t c o n t a i n e d i n t h i s do c u m e n t i s b a s e d . • R e c o n c i i a t i o l n s o f t h e n o n - I F R S f i n a n c i a l m e a s u r e s i n t h i s w e b c a s t a r e i n c l u d e d a t t h e a p p e n d i ce s t o t h i s w e b c a s t p r e s e n t a t i o n .

Agenda ▪ Words from our CEO, Mr. Carlos Calleja ▪ Update on ADS and BDRs delisting of the NYSE and B3 ▪ 1Q25 Operating and Financial Highlights ▪ Financials by country ▪ Conclusions and Q&A session 3

Words from our CEO Mr. Carlos Calleja

Update on ADS and BDRs delisting of the NYSE and B3

Rational of the Proposal A more efficient float distribution for all shareholders Share base distribution as of March 31, 2025 40,098 shareholders ~ 13.2% float: BRA (BDS): 24,365 sh ~9.3% ~ 71% US (ADS): 3,072 sh 1 ~ 1.3% ~ 9.6% COL: 12,661 sh ~ 2.6% ~ 19.6% Note: 1 BDS representing 4 common shares and 1 ADS 8 common shares. Cama Comercial holds 86.84% in common shares. Report of number of ADS holders as of 11/17/2024 sent by Broadbridge. 2.6% March 31/24 April 30/25 9.7% +7.1 pp Grupo Calleja Float 86.8% 13.2% Focus on maximizing returns to all shareholders Facilitate a more efficient structure Delist and deregister ADSs from the NYSE and BDSs from B3 to concentrate float in Colombia 6

Milestones as of 1Q25 and next steps The delisting and deregister process is proceeding as expected and in line with the announced timeline Notes: 1 BDS representing 4 common shares and 1 ADS 8 common shares. Periods estimated according to CVM approval for the discontinuation of the BDR program. January 21, 2025 Effective date of the termination of the ADS program March 3, 2025 Process of selling remaining ADSs begins Apr 22 – May 22 BDR holders have up to 30 days to surrender their BDRs for cancellation and conversion into common shares in the BVC April 16, 2025 CVM/B3 approved the voluntary discontinuation of the BDRs program May 27 – Aug 25 Sale of remaining BDRs that have not been submitted for cancellation will begin for up to 90 days Sep 5 - 8, 2025 Payment to BDR holders and request to deregister from B3 A D S s B D R s May 5, 2025 The settlement of ADSs sale announcement by JPMorgan May 8, 2025 Payment to ADS holders 7

1Q25 Operating and Financial Highlights

1Q25 Colombia +2.6% Revenue Growth +3.9% Revenue Growth 1 604 Stores +45 LTM store from openings, conversions and remodelings 488 Stores Operating Performance Commercial dynamic allowed a top line growth at +3.9% excluding FX in 1Q25 Argentina 92 Stores Notes: (1) Excluding FX. +5.6% SSS 1 Sales +24.7% Recurring EBITDA 1 6.9% +114 bps EBITDA Margin +4.7% SSS Sales +28.4% Recurring EBITDA +18.9% Revenue Growth 1 +18.5% SSS 1 Sales - 2.7% - 351 bps Recurring EBITDA Margin 24 Stores Uruguay +5.3% Revenue Growth 1 +28.7% Recurring EBITDA 1 5.7% +114 bps EBITDA Margin +5.6% SSS 1 Sales 14.3% +260 bps EBITDA Margin 9

74% 3.9 Bn 74% 4.0 Bn 20% 1.0 Bn 20% 1.1 Bn 6% 0.3 Bn 6% 0.3 Bn 1Q24 1Q25 5.3 Bn 5.4 Bn 3.9% Excl. FX Notes: (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 1.4% at Net Revenue and - 1.5.% at Recurring EBITDA during 1Q25. (2) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). (3) Expansion refers to stores from openings, reforms, conversions and remodellings . 10 Consolidated highlights 1 Record in Net income during 1Q25 driven by operational performance mainly in Colombia and Uruguay Revenues breakdown by Country • Net result in 1Q25 of COP $93,147 M from COP - $37,863 in the basis: o Operational performance improvement o Lower non - recurrent events o Efficiencies in financial cost o Improvements in Tuya results • Recurring EBITDA 2 COP $371,148 M grew by +24.7% excluding FX explained by commercial dynamic and strict cost and expenses control across the region • Reduced Gross debt and stable cash levels when excluding the effect of special factoring operations • LTM store expansion 3 : 45 stores intervened (Col 42 and Uru 3) Closure of underperforming stores • Capex of COP $46,299 M during 1Q25 56.3% allocated to retail and real estate expansion Key Highlights

Colombia Sales performance Gradual recovery in sales performance boosted by non - food category 11 Notes: SSS in local currency, include the effect of conversions and exclude the calendar effect of 0.05% in 1Q25 (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $0.28 B during 1Q24 vs COP $0.38 B during 1Q25. Omnichannel ( Net Sales COP $3.8 B +2.9% vs 1Q24 ) SSS +4.7% Low - cost & other 1 70% Share on Net Sales 19% 11% +1.9% Food category +5.5% Non - Food category 1Q25 512,168 524,916 1Q24 1Q25 Omni - channel sales and share on sales 13.6% 13.6%

Strategic focus in Colombia Commercial strategy focus on experiences, portfolio and savings levers Assortment Unbeatable Prices Thematic days Average Same day Sales increase “Martes del campo” +11% “Miércoles de carnes” +23% “Viernes de celebración” +18% +10.1% sales growth in 1Q25 +4.6% units growth in 1Q25 +45.7% Sales growth of national brands in 1Q25 Banner Unification 40 Stores intervened +9.2% sales evolution since implementation +6.7% growth of food sales since implementation +30% Increase in SKUs available on - the - shelf 5.1% share of new SKU on FMCG sales Massification of the assortment to all regions of the country 12

Real Estate Performance Note: (1) Excluding retail premises GLA (2) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business. 13 The most important complementary business and contributor to margins +807,000 sqm of GLA (33 assets + retail premises) Occupancy rate 1 97.5% (vs. 97.6% YoY) Revenues from rental and administrative fees ( +16.3 % consol, +12.2 % Col in 1Q25) Valuation of Viva Malls COP $3.7 Bn as of 2024 +10.9% vs 2023 R e al E st ate Bu s i n e s s Vi va Mal l s 2 • 17 assets • +580,000 sqm of GLA (72% share) • 98.5% occupancy rate Guaranteed income from leases and stable cash flow % Var 1Q24 1Q25 In MCOP 16.4% 99,882 116,249 Net Revenue 25.4% 37,646 47,211 Recurring EBITDA 2 9 2 b p s 37.7% 40.6% r B r a g i I E u c R e g n T D A M i n

Complementary businesses 14 Complementary businesses contributed to profitability from traffic monetization 8.0M Clients with habeas data (+13% vs. 1Q24) +10,800M Redeemed points (+6% vs. 1Q24) 5,761 Allied brands $1.9B Outstanding Loan Portfolio 1.3 M Credit card stock F i n an c i al R e tai l Lo ya l ty Improved NPL30 ( - 591 pbs vs 1Q24) # 1 Brand power according to Kantar Present in 1/3 of Colombian households AAA rating Granted for 15 straight years by Tuya contributed with COP $8,897 M in 1Q25 as income from associates, reversing the loss recorded in 1Q24 of COP - $23,774 M

Financials by country

Financial growth model Consolidated Net Result Growth due to strong and solid strategies across the region +3.9% Exc. Fx Net Revenue Growth Gross Profit Improvement +52bps Financial Cost Reduction +61bps +14bps +114 bps EBITDA Margin Expenses Reduction 1.7% Net Result Margin (+244bps) 16

Net Revenue Growth Drivers Top line grew by +3.9% excl. FX mainly boosted by Colombia and Uruguay contribution Half of the contribution came from Colombia highlighting the non - food category, following by Uruguay and Argentina each one by 25% 5.28 - 0.04 - 0.04 5.20 5.40 1Q24 FX URU FX ARG 1Q24. ex FX Food Non food Other Rev. Uruguay Argentina 1Q25 +3.9% 0.9% 1.1% 1.0% 1.0% 1.9% 5.5% - 3.2% 5.3% 18.9% Contribution - 0.1% Growth Notes: Figures in billion COP 17

177,111 227,378 4.5% 5.7% 1Q25 EBITDA Margin 1Q24 1Q25 Recurring EBITDA 1 1Q24 EBITDA +28.4% Colombia result Double - digit EBITDA growth highlights strong positive trend and success of implemented plans Highlights 1Q25 +4.7% LFL sales +5.5% Non - Food Sales growth +9.0% Electronics Sales growth o Sales : growing + 2 . 9 % with an Improved dynamism driven by the anniversary promotional event . o GP : balance between sales growth and sustainable profit margins, added to logistics costs reduction leading to a + 29 bps margin improvement o SG&A : Efficiencies and action plans led to a margin improvement of +95 bps o EBITDA: Successful efficiency plans led a margin improvement of 114 bps Notes: (1) Figures in Million COP 3,924,058 4,024,307 Net Revenue 1 2.6% 18

Strict cost and expenses control drove expenditures below 1Q24 despite index pressures Savings : COP $100,000 M during 1Q25 ▪ Enhanced Margin driven by cost reduction strategies ▪ Logistics efficiencies ▪ Shrinkage levels reduction ▪ Corporate structure simplification ▪ Energy efficiency measures ▪ IT cost optimization Key Results & Actions - 2.2% decrease in SG&A 1Q25 5.2% I n f l a t i o n a s o f D e c e m b e r 202 4 +9.5% M i n i mu m w a g e i n c r e a s e f o r 2 02 5 SG&A evolution in Colombia 2.6% 0.0% 2.8% 4.7% 2.6% 5.9% 2.6% - 1.8% - 5.9% - 2.2% 7.4% 7.2% 5.8% 5.2% 5.1% 1Q24 2Q24 3Q24 4Q24 1Q25 Revenue Growth SG&A Growth CPI 19

Strategic focus in Uruguay Consistent performance as the most profitable operation of the Groupe Note: SSS in local currency, include the effect of conversions and closings in 1Q25. (1) Excluding FX ( Net Sales COP $1.1 B +5.2% 1 vs 1Q24) Share on Net Sales +4.6% 1 Food category +9.3% 1 Non - Food category 1Q25 44% 37% 13% 2 Stores intervened over than 50% sales area extended +36.5% sales evolution since implementation Closure of convenience underperforming stores 6% Convenience & other Focused on the summer season and profitability +11.3% 1 Omnichannel growth 20

122,404 152,194 11.7% 14.3% 1Q25 EBITDA Margin Recurring EBITDA 1 1Q24 EBITDA 24.3% Uruguay result Record tourism season drives double - digit EBITDA growth for the most profitable BU Highlights 1Q25 +5.6% LFL sales 2 +9.2% FM Sales Growth 2 2.6% Omnichannel share o Revenues: Growing +5.3% local currency driven by a great commercial dynamism o GP : Sales evolution and improvement of shrinkage levels, led to a better margin of 197 bps . o SG&A: decreased - 0.3% leading to a margin improvement of 54 bps o EBITDA : Higher GP and expenses reduction allowed the best margin of the group with double - digit growth . Notes: (1) Figures in Million COP. (2)Excluding FX 1,045,555 1,063,513 1Q24 1Q25 Net Revenue 1 1.7% 21

+ Strategic focus in Argentina Efforts in strengthening commercial plan, a leaner operation, and Real Estate contribution Real Estate Business Asset: 14 shopping center GLA: 189,987 Occupancy Rate: 94.6% Collection Rate: 99.8% EBITDA - to - Rent Margin: 81% Key actions 2 Strategic stores aiming to increase sales per sqm as optimization of retail premises area 3 underperforming stores closed of mini - wholesale formats SG&A initiatives o Operational excellence initiatives implemented o Payment methods renegotiations o Logistics cost efficiencies 22

2,598 - 8,424 0.9% (2.7%) 1Q25 EBITDA Margin 1Q24 1Q25 Recurring EBITDA 1 1Q24 EBITDA Argentina result Stagnant sales partially compensated by the RE performance while cost efficiency plans are underway Highlights 1Q25 +18.5% LFL sales 2 +100.9% Real Estate Growth. 2 1.6% Omnichannel share partially o Revenues: Real estate compensated lower sales trend o GP : Growth below inflation due to a lower consumption trend affecting margins . o SG&A : Expenses increase due to inflationary adjustments led to a - 336 bps margin deterioration o EBITDA : Expenses grew above sales growth, driving EBITDA into negative figures . 305,526 316,822 Net Revenue 1 3.7% Notes: (1) Figures in Million COP. (2)Excluding FX 23

- 37,863 93,147 (0.7%) 1.7% 1Q25 Net Margin Net Result 1 1Q24 Net Result 302,113 371,148 5.7% 6.9% 1Q25 EBITDA Margin 1Q24 EBITDA Recurring EBITDA 1 22.9% Consolidated result Net result turns positive driven by successful strategy execution and improved sales trend Consolidated Results 1Q25 +5.6% LFL sales 2 +2.7% Omnichannel sales growth 2 10.4% Omnichannel share • EBITDA: Positive evolution driven by double - digit EBITDA growth in Colombia and Uruguay. • Net Result : Operational performance, lower financial costs and contribution from joint ventures allowed positive net result . % var exc. FX % Var 1Q24 1Q25 in COP Bn 3.9% 2.5% 5.28 5.40 Net Revenue 6.7% 4.6% 1.32 1.38 Gross profit 52 bps 25.1% 25.6% Gross Margin 1.6% (0.3%) (1.19) (1.19) Total Expense 61 bps (22.6%) (22.0%) Expense/Net Rev NA NA (0.04) 0.09 Net Result 244 bps (0.7%) 1.7% Net Margin 24.7% 22.9% 0.30 0.37 Recurring EBITDA 114 bps 5.7% 6.9% Recurring EBITDA Margin Notes: (1) Figures in Million COP. (2)Excluding FX 24

Net Financial Debt at Holding Level 1 Reduced Gross debt and stable cash levels when excluding the effect of special factoring operations Net Financial debt impacted by: o o o o Cancellation of special factoring operations to reduce financial cost. Operational performance in 1Q25 reflected a strong beginning of the year and confirming the positive trend seen during 2H24. Higher dividends received from subsidiaries. Focus on efficiencies and optimization of investments to prioritize cash availability. Leverage and NFD Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries.. 1.0 - 1.8 - 0.8 0.5 - 1.6 - 1.1 Cash (& other assets) Gross debt (financial liabilities & warranties) Net financial debt 1Q24 1Q25 Gross Debt breakdown by term at Holding (1) level 93% 7% Short - Term Long - Term 1Q25 1.9 1.6 3Q24 1Q25 - 18% 25

Conclusions

We have started the year with a strong performance , setting a solid foundation for continued momentum. Delivered solid results through a consistent commercial strategy focused on customer experience. We are committed to creating value for our customers, providing savings as the best alternative for everyday purchases. Unlocking value through a solid commercial margin and effective cost reduction initiatives. Maintaining a disciplined approach to cost and expenses control, ensuring operational excellence. Increasing investments with responsibility and discipline – best - in - class returns. The 1Q25 performance reinforces our confidence in achieving significant milestones in the rest of the year. 1Q25 Final remarks & Strategic outlook A strong beginning of the year with a solid operational and financial results 27

Q&A Session

Appendices

Notes and Glossary Notes: • Numbers are expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values. Glossary: • • • • • • • • • • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. GLA: Gross Leasable Area. GMV: Gross Merchandise Value. Holding: Almacenes Éxito results without Colombian and international subsidiaries. Net Revenue: Total Revenue related to Retail Sales and Other Revenue. Retail Sales: sales related to the retail business. Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect. 30

Ownership Structure Note: Ownership structure as of April 30, 2025. 31

Management Team Carlos Mario Giraldo General Manager Colombia Jean Christophe Tijeras General Manager Uruguay Ramón Quagliata General Manager Argentina Juan Carlos Calleja CEO Grupo Éxito 32

Zero Malnutrition • 17,364 children benefited in nutrition and complementary programs. • 16,193 food packages donated to children and their family. • We are present in 32 departments and 83 municipalities. ESG initiatives to generate value: economic growth, social development and environmental protection • 4 , 632 tons of recyclable material collected in the operation . 100 % of proceeds support child nutrition projects in Colombia . Sustainable Trade Through the “ Cultivando Oportunidades” program, we purchase locally: • 93.6 % of fruits and vegetables, 86.27% of which were purchased directly. • 93.3% of our meat. • 87% of our seafood. • 100% of our eggs. Similarly, 94.95% of our textile garments were acquired locally. My Planet Our people employees, focused on physical, mental • 15,237 collaborators accessed employe benefits. • 2,475 collaborators have received training in various skills. • 302 health promotion activities for our and occupational health, with the active participation of 4,532 employees. ESG Follow UP Strategy 33

Consolidated Income Statement Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX e ect of - 1.4% at Net Revenue and - 1.5% at Recurring EBITDA during 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares. 34 % Var 1Q24 1Q25 in COP M 2.6% 5,036,104 5,164,589 Retail Sales 0.4% 239,035 240,053 Other Revenue 2.5% 5,275,139 5,404,642 Net Revenue 1.7% (3,927,350) (3,993,835) Cost of Sales 8.5% (25,836) (28,034) Cost D&A 4.6% 1,321,953 1,382,773 Gross Profit 52 bps 2 5 . 1% 25.6% GrossMargin (0.6%) (1,045,676) (1,039,659) SG&A Expense 1.4% (147,795) (149,929) Expense D&A (0.3%) (1,193,471) (1,189,588) Total Expense (61)bps 22.6% 22.0% Expense/NetRev 50.4% 128,482 193,185 Recurring Operating Income (ROI) 114 bps 2.4% 3.6% ROIMargin 115.5% (33,254) 5,157 Non - Recurring Income/(Expense) 108.3% 95,228 198,342 Operating Income (EBIT) 186 bps 1.8% 3.7% E B I T M ar g i n (6.9%) (82,710) (76,972) Net Financial Result 145.6% (22,060) 10,070 Associates & Joint Ventures Results 1477.5% (9,542) 131,440 EBT N/A 1,562 (3,716) Income Tax 1700.6% (7,980) 127,724 Net Result 15.7% (29,883) (34,577) Non - Controlling Interests 346.0% (37,863) 93,147 Group profit (loss) for the period 244 bps (0.7%) 1 . 7 % NetMargin 22.9% 302,113 371,148 Recurring EBITDA 114 bps 5.7% 6.9% R e c u r i n g E B I T D A M ar g i n 56.6% 246,799 386,375 Adjusted EBITDA 247 bps 4.7% 7 . 1 % A d j u s te d E B I T D A M ar g i n 40.0% 268,859 376,305 EBITDA 187 bps 5 . 1% 7.0% E B I T D A M a r g i n 0.0% 1,297.864 1,297.864 Shares N/A (29.2) 71.8 EPS

Income Statement and CapEx by Country Notes: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX e ; ect of - 1.4% at Net Revenue and - 1.5% at Recurring EBITDA during 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a – 3.4% FX e ect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q25 and - 12.8% in Argentina, 35 respectively, calculated with the average and closing exchange rate, respectively. Consol Argentina Uruguay Colombia Income Statement 1Q25 1Q25 1Q25 1Q25 in COP M 5,164,589 299,641 1,054,369 3,810,579 Retail Sales 240,053 17,181 9,144 213,728 Other Revenue 5,404,642 316,822 1,063,513 4,024,307 Net Revenue (3,993,835) (216,207) (655,564) (3,122,064) Cost of Sales (28,034) (16) (2,115) (25,903) Cost D&A 1,382,773 100,599 405,834 876,340 Gross profit 2 5 . 6% 3 1 . 8% 3 8 . 2% 2 1 . 8 % G r o s s M a r g i n (1,039,659) (109,039) (255,755) (674,865) SG&A Expense (149,929) (10,587) (22,457) (116,885) Expense D&A (1,189,588) (119,626) (278,212) (791,750) Total Expense 2 2 . 0% 3 7 . 8% 2 6 . 2% 1 9 . 7 % Expense/NetRev 193,185 (19,027) 127,622 84,590 Recurring Operating Income (ROI) 3 . 6% ( 6 . 0% ) 1 2 . 0% 2 . 1 % R O I M a r g i n 5,157 (1,967) 654 6,470 Non - Recurring Income and (Expense 198,342 (20,994) 128,276 91,060 Operating Income (EBIT) 3 . 7% ( 6 . 6% ) 1 2 . 1% 2 . 3 % E B I T M a r g i n (76,972) (9,027) 1,916 (69,861) Net Financial Result 371,148 (8,424) 152,194 227,378 Recurring EBITDA 6 . 9% ( 2 . 7% ) 1 4 . 3% 5 . 7 % B E r a g c u r i I e M n R g T D A i n CAPEX 46,299 - 20,321 25,978 i n C O P M - 209 25,978 i n l o c a l c u r r e n c y

Var % Dec 2024 Mar 2025 in COP M (7.0%) 9,539,043 8,874,174 Liabilities (8.3%) 7,197,560 6,598,295 Current liabilities (10.4%) 4,408,479 3,948,618 Trade payables 0.3% 299,456 300,247 Lease liabilities (4.0%) 1,984,727 1,904,965 Borrowing - short term 22.6% 60,481 74,174 Other financial liabilities 0.4% 119,210 119,686 Liabilities for taxes (22.9%) 325,207 250,605 Others (2.8%) 2,341,483 2,275,879 Non - current liabilities (92.2%) 22,195 1,731 Trade payables (1.1%) 1,684,788 1,666,047 Lease liabilities (6.6%) 273,722 255,701 Borrowing - long Term (1.2%) 14,068 13,896 Other provisions (2.4%) 304,235 296,961 Deferred tax liability (8.6%) 7,321 6,688 Liabilities for taxes (0.9%) 35,154 34,855 Others 0.4% 8,015,512 8,050,496 Shareholder  s equity Var % Dec 2024 Mar 2025 in COP M (3.6%) 17,554,555 16,924,670 Assets (9.4%) 5,456,605 4,944,078 Current assets (26.8%) 1,345,710 985,557 Cash & Cash Equivalents (0.8%) 2,818,786 2,796,003 Inventories (25.2%) 659,699 493,727 Accounts receivable 9.7% 553,916 607,856 Assets for taxes 0.0% 2,645 2,645 Assets held for sale (23.1%) 75,849 58,290 Others (1.0%) 12,097,950 11,980,592 Non - current assets (0.7%) 3,297,086 3,273,010 Goodwill (2.7%) 400,714 389,937 Other intangible assets (1.8%) 4,261,625 4,185,725 Property, plant and equipment (1.0%) 1,828,326 1,809,370 Investment properties (0.7%) 1,728,352 1,716,143 Right of Use 3.5% 291,554 301,623 Investments in associates and JVs 6.4% 253,085 269,158 Deferred tax asset (4.3%) 37,208 35,626 Others Consolidated Balance Sheet Note: Consolidated data include ﬁgures from Colombia, Uruguay and Argentina. 36

Consolidated Cash Flow Note: Consolidated data include ﬁgures from Colombia, Uruguay and Argentina. Var % Mar 2024 Mar 2025 in COP M N/A (7,980) 127,724 Profit 20.2% 296,563 356,438 Operating income before changes in working capital (90.9%) (737,962) (67,291) Cash Net (used in) Operating Activities (73.6%) (146,892) (38,760) Cash Net (used in) Investment Activities (131.4%) 778,350 (244,037) Cash net provided by Financing Activities 228.7% (106,504) (350,088) Var of net of cash and cash equivalents before the FX rate (211.3%) 9,041 (10,065) Effects on FX changes on cash and cash equivalents 269.5% (97,463) (360,153) (Decresase) net of cash and cash equivalents (10.8%) 1,508,205 1,345,710 Opening balance of cash and cash equivalents (30.1%) 1,410,742 985,557 Ending balance of cash and cash equivalents 37

Holding Income Statement 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). % Var 1Q24 1Q25 in COP M 2.9% 3,708,489 3,815,007 Retail Sales (19.6%) 126,101 101,371 Other Revenue 2.1% 3,834,590 3,916,378 Net Revenue 2.3% (3,049,288) (3,119,101) Cost of Sales 4.9% (23,648) (24,799) Cost D&A 1.4% 761,654 772,478 Gross profit ( 1 4 ) b p s 1 9 . 9% 1 9 . 7 % G r o s s M a r g i n (4.4%) (641,168) (612,738) SG&A Expense (0.2%) (115,120) (114,856) Expense D&A (3.8%) (756,288) (727,594) Total Expense 11 4 bps ( 1 9 . 7% ) ( 1 8 . 6% ) Expense/NetRev 736.5% 5,366 44,884 Recurring Operating Income (ROI) 1 0 1 bps 118.4% 0 . 1% (35,145) 1 . 1% 6,475 RO I M a r g i n Non - Recurring Income and (Expense) 272.5% (29,779) 51,359 Operating Income 209 bps ( 0 . 8% ) 1 . 3 % E B I T M a r g i n (24.8%) (107,644) (81,000) Net Financial Result 346.0% (37,863) 93,147 Group profit (loss) for the period 337 bps ( 1 . 0% ) 2 . 4 % N e t M a r g i n 28.0% 144,134 184,539 Recurring EBITDA 95 bps 3 . 8% 4 . 7 % B E r a g I c u e r M i R n g T D A i n 38

Var % Dec 2024 Mar 2025 in COP M (4.9%) 7,215,710 6,858,973 Liabilities (5.8%) 5,591,365 5,265,925 Current liabilities (4.8%) 3,129,255 2,979,139 Trade payables 2.1% 315,308 321,872 Lease liabilities (6.4%) 1,553,175 1,453,062 Borrowing - short term 2.7% 161,672 166,111 Other financial liabilities (28.8%) 108,668 77,320 Liabilities for taxes (17.0%) 323,287 268,421 Others (1.9%) 1,624,345 1,593,048 Non - current liabilities 0.0% 1,443,071 1,443,410 Lease liabilities (8.5%) 128,672 117,683 Borrowing - long Term (1.2%) 13,843 13,675 Other provisions (52.8%) 38,759 18,280 Others 0.6% 6,688,512 6,731,176 Shareholder  s equity Var % Dec 2024 Mar 2025 in COP M (2.3%) 13,904,222 13,590,149 Assets (8.3%) 3,971,573 3,643,564 Current assets (40.0%) 856,675 513,925 Cash & Cash Equivalents 1.1% 2,230,260 2,255,726 Inventories (21.3%) 314,528 247,663 Accounts receivable 7.0% 495,669 530,603 Assets for taxes 28.5% 74,441 95,647 Others 0.1% 9,932,649 9,946,585 Non - current assets 0.0% 1,453,077 1,453,077 Goodwill (3.4%) 171,861 166,030 Other intangible assets (2.1%) 1,861,804 1,823,126 Property, plant and equipment (0.3%) 64,177 63,960 Investment properties 0.2% 1,525,968 1,529,771 Right of Use 1.1% 4,653,658 4,705,421 Investments in subsidiaries, associates and JVs 1.5% 202,104 205,200 Others Holding Balance Sheet 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries. 39

31 - mar - 25 Maturity Date Nature of interest rate Nominal amount 31 Mar 2025, (millions of COP) 150,000 April 2025 Floating 200,000 Long Term - Bilateral 135,000 April 2025 Fixed 135,000 Mid Term - Bilateral 200,000 April 2025 Fixed 200,000 Short Term - Bilateral 82,515 May 2025 Floating 82,515 Short Term - Bilateral 100,000 May 2025 Floating 100,000 Short Term - Bilateral 65,000 May 2025 Floating 65,000 Short Term - Bilateral 35,000 May 2025 Floating 35,000 Short Term - Bilateral 100,000 May 2025 Fixed 100,000 Short Term - Bilateral 400,000 July 2025 Floating 400,000 Revolving credit facility - Bilateral 50,000 August 2025 Floating 50,000 Short Term - Bilateral 48,331 March 2026 Floating 290,000 Long Term - Bilateral 86,374 March 2027 Floating 190,000 Long Term - Bilateral 91,725 March 2030 Floating 150,000 Long Term - Bilateral 1,543,945 1,997,515 Total gross debt (3) Holding Gross debt by maturity Consolidated Argentina Uruguay Colombia Holding (2) 31 Mar 2025, (millions of COP) 1,979,139 109,140 345,553 1,524,446 1,619,173 Short - term debt 255,701 - 138,018 117,683 117,682 Long - term debt 2,234,840 109,140 483,571 1,642,129 1,736,855 Total gross debt (1) (2) 985,557 20,296 316,175 649,086 513,925 Cash and cash equivalents (1,249,283) (88,844) (167,396) (993,043) (1,222,930) Net debt Net debt breakdown by country Debt by country and maturity Note : The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 1 ) Debt without contingent warranties and le ers of credits . (2) Holding gross debt issued 100 % in Colombian Pesos with an interest rate below IBR 3 M + 2 . 0% , debt at the nominal amount . IBR 3 M (Indicador Bancario de Referencia) – Market Reference Rate : 9 . 5% ; other collections included, and positive hedging valuation not included . (3) Debt at the nominal amount . 40

Uruguay 39,197 58 Devoto 36,067 31 Disco 15,986 2 Geant 352 1 Six or Less 91,602 92 Total Uruguay Argentina 81,842 15 Libertad 11,328 9 Mayorista 93,170 24 Total Argentina 1,018,769 604 TOTAL Banner by country Store number Sales area (sqm) Colombia 625,781 201 Exito 97,890 134 Carulla 20,356 55 Surtimax 39,827 42 Super Inter 50,143 56 Surtimayorista 833,997 488 Total Colombia Store number and Retail Sales area Note: The store count does not include the 2,048 allies in Colombia. 41

FX effect Growth in COP Growth in LC Net Revenue - 3.4% 1.7% 5.3% Uruguay - 12.8% 3.7% 18.9% Argentina - 1.4% 2.5% 3.9% Consolidated FX effect Growth in COP Growth in LC Recurring EBITDA - 3.4% 24.3% 28.7% Uruguay - 12.8% - 424.2% - 471.9% Argentina - 1.5% 22.9% 24.7% Consolidated 1Q25 Accounts Reconciliations Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Consolidated data in COP includes a - 3 . 4 % FX e ect in Uruguay at Net Revenue and at Recurring EBITDA and – 12 . 8 % in Argentina, respectively, calculated with the average and closing exchange rate, respectively . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values Free Cash Flow Effects on Results Exchange Rates Effects on Results 1Q25 68,999 - Net cash flows used in operating activities 9,579 - Net cash flows used in investing activities 2,064 Variation of collections on behalf of third parties 78,118 - Lease liabilities paid 37,659 - Interest on lease liabilities paid 192,291 - Free cash flow 42

1Q24 1Q25 in COP M 95,228 198,342 Operating Income (EBIT) 33,254 (5,157) Non - Recurring Income/(Expense) 25,836 28,034 Cost D&A 147,795 149,929 Expense D&A 302,113 371,148 Recurring EBITDA 1Q24 1Q25 in COP M 95,228 198,342 Operating Income (EBIT) (22,060) 10,070 Associates & Joint Ventures Results 25,836 28,034 Cost D&A 147,795 149,929 Expense D&A 246,799 386,375 Adjusted EBITDA 1Q24 1Q25 in COP M 95,228 198,342 Operating Income (EBIT) 25,836 28,034 Cost D&A 147,795 149,929 Expense D&A 268,859 376,305 EBITDA Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). Data in COP includes a - 3.4% FX e ect in Uruguay at Net Revenue and at Recurring EBITDA and - 12.8% in Argentina, respectively during 1Q25, calculated with the average and closing exchange rate, respectively. 43

Accounts Reconciliations Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia 44 Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). Var 1Q24 1Q25 Consolidated 0.6% 23,054 23,184 Income from concessionaires 11.5% 14,862 16,572 Income from building administration 17.4% 76,414 89,734 Income from property rent 32.6% 21,703 28,776 Income from rent of other spaces 16.3% 136,033 158,266 Revenues real estate 16.3% 136,033 158,266 Recurring revenues real estate 0.0% 0 0 Non recurring concessionaires fees 33.3% 2,850 3,800 Sales of real estate projects 16.7% 138,883 162,066 Total revenues real estate

Fernando Carbajal. Chief Financial Officer | IRO +57 (604) 6049696 Ext 306560 ainvestor@grupo - exito.com Cra 48 No 32 B Sur 139, Viva Envigado Medellín, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.